Filed Pursuant to Rule 433

Registration No. 333-168879

March 14, 2013

PRICING TERM SHEET

GATX Corporation 3.900% Senior Notes due 2023

Issuer:	GATX Corporation

Security:	3.900% Senior Notes due 2023

Size:	$250,000,000

Maturity Date:	March 30, 2023

Coupon:	3.900%

Interest Payment Dates:	March 30 and September 30, commencing September 30, 2013

Price to Investors:	98.894%

Benchmark Treasury:	UST 2.000% due February 15, 2023

Benchmark Treasury Yield:	2.035%

Spread to Benchmark Treasury:	T+200 bps

Yield to Maturity:	4.035%

Make-Whole Spread:	T+30 bps

Expected Settlement Date:	March 19, 2013 (T+3)

CUSIP/ISIN:	361448 AQ6 / US361448AQ63

Anticipated Ratings:	Baa2 by Moody’s Investors Service, Inc.
BBB by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	BNY Mellon Capital Markets, LLC
Loop Capital Markets LLC The Williams Capital Group, L.P.
U.S. Bancorp Investments, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146 or Morgan Stanley & Co. LLC at 1-866-718-1649.